August 24, 2016
Via Edgar and e-mail (PanosN@sec.gov)
Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: HealthWarehouse.com, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2016 by Rx Investor Value Corporation, et al.
File No. 000-13117

Dear Mr. Panos:
We have received and reviewed your letter dated August 23, 2016 related to the above-referenced filings of RX Investor Value Corporation ("RIVC").  In accordance with your request, we have responded to each of the comments included in your letter.  Our below responses to each of the items noted in your letter are made on behalf of RIVC and are keyed to the numerical order of your comments.
Exhibit 1

General
1.
We re-issue comment 4 of our letter dated August 16, 2016. Please provide support for the statement in Exhibit 1 that "[t]he company is no longer licensed in all 50 states" or revise to delete such statement, as you did in response to our prior comment.

Response:	Attached as Exhibit A is a certification from the state of Nebraska that shows that the Company's license is null and void.
2.
Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:

•
the statement that the full-value conversion of the old receivables into equity were "[an] entrenchment ploy, resurrecting old receivables in order to place additional shares in the hands of a "Friendly" insider, to be used to disenfranchise the stockholders, ensconce the directors back into their seats,"

•
the suggestion that Mr. Dhadphale and Mr. Seliga, "may have also engaged in conflict-of-interest activities in breach of their fiduciary duties, and duties of loyalty owed to the Company and its stockholders;" and

•
"[t]he fact that the Company negotiated discounts on its own behalf, and declined to settle with other vendors on equity terms more favorable…support [y]our contention that Dellave was singled out for favorable treatment at the expense of the Company and its stockholders."

Please note that characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b to Rule 14a-9.
Response:	It is our position that none of the statements identified by the staff in the bullets above directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We also submit that the statements identified in the bullets above relate to legitimate areas of inquiry in a demand for books and records governed by Section 220 of the Delaware General Corporation Law and that the actions of the Company that RIVC describes are of interest to the Company's stockholders, particularly in the context of a contested election of directors.
The conversion of accounts receivable into equity that is held by an entity controlled by Tim Reilly constitutes an entrenchment ploy used to disenfranchise the stockholders based on facts that are stated on page 4 of  RIVC's letter to the Company dated August 22, 2016 (the "August 22 Letter") and elsewhere. In summary, on July 28, 2016 which is the eve of July 29, 2016, the record date, the Company issued a significant amount of shares to an entity controlled by Tim Reilly in exchange for the extinguishment of certain accounts that were dormant and had limited value. As the staff well knows know from its review of Company filings (see, e.g., the "Related Party Transactions" section on page 18 of the Company's definitive proxy materials filed August 3, 2016), Mr. Reilly is a participant in related person transactions requiring disclosure under Regulation S-K Item 404. Mr. Reilly filed a Schedule 13D report with the SEC on August 15, 2016 reporting 9.72% ownership of the Company's outstanding shares. (We suspect the staff noted that Mr. Reilly's filing was late; the cover page indicates that the date of the event requiring the filing of the statement is July 28, 2016. August 15, 2016 is eighteen days after the date of the triggering event, making Mr. Reilly's Schedule 13D report eight days late.)  As the managing member of Melrose Capital Advisors, LLC, the senior lender of the Company (as disclosed on page 18 of the Company's definitive proxy materials filed August 3, 2016), Mr. Reilly is in a position to control the Company, and, in that capacity and by virtue of his significant equity stake in the Company, necessarily maintains a close working relationship with the Company's management. As a result, RIVC's characterization of him, including entities controlled by him, as an "insider" indeed is supported by fact.
RIVC makes a number of statements in the August 22 Letter that clearly demonstrate that the described conversion of accounts receivable into equity is an entrenchment ploy. Specifically, the August 22 Letter makes the following factual statements: (i) "with the exception of a small additional transaction in 2016, the purchases of the underlying receivables all took place in a short time period of December 2014-January 2015, and were for old receivables with vendors who save one are no longer performing services for the company;" (ii) "[a]t the time of purchase, none of these former vendors had initiated any collection action or proceeding with respect to the underlying debt. Once purchased by MVI, these old receivables with former vendors then remained in MVI/Dellave's hands for up to 18 months;" (iii) "[t]hat these old receivables in fact remained dormant for so long supports a claim that the timing of the full-value conversion into equity in July 2016 was done solely as an entrenchment ploy."
RIVC also provides in the August 22 Letter statements of fact that support its claim that Mr. Dhadphale and Mr. Seliga may have also engaged in conflict-of-interest activities in breach of their fiduciary duties, and duties of loyalty owed to the Company and its stockholders.  As described above, the Company engaged in transactions with entities controlled by Tim Reilly, a Company affiliate, involving Company accounts. To the extent that these transactions involve amounts of $120,000 or more, we understand that these are related person transactions requiring disclosure under Regulation S-K Item 404. The Company is incorporated in Delaware and Delaware law applies fiduciary duties to management and directors in related person transactions, including, without limitation, the transactions involving entities controlled by Mr. Reilly. In this regard, Delaware law suggests that related person transaction require independent analysis and/or the approval of independent directors with respect to such transactions. In response to RIVC's initial Section 220 demand, the Company produced redacted documents that show that the Company failed pursue any independent analysis and/or the approval of independent directors failed to occur. Such failure to obtain any independent analysis and/or the approval of independent directors for related person transactions under Delaware law constitutes conflict-of-interest activities in violation of fiduciary duties, and duties of loyalty owed to the Company and its stockholders. Accordingly, the August 22 Letter states: "[w]e note that each of the underlying agreements were executed by Joe Heimbrock, the Company's current board member.  One agreement specifically required additional Company consent, which was granted in writing by the Company's Chairman of the Board and CEO, Lalit Dhadphale.  Moreover, we have independent verification that the underlying agreements were negotiated with the active participation of both Mr. Dhadphale as CEO and chairman of the company, and by Dan Seliga, the Company's CFO, which not only supports company knowledge of the underlying purchase terms, but also indicates that both Mr. Dhadphale and Mr. Seliga, in acting as representatives of the Company and/or MVI, may have also engaged in conflict-of-interest activities in breach of their fiduciary duties, and duties of loyalty owed to the Company and its stockholders."
RIVC also provides in the August 22 Letter statements of fact that support its claim that the Company negotiated discounts on its own behalf, and declined to settle with other vendors on equity terms more favorable than those given Dellave such that that Dellave was singled out for favorable treatment at the expense of the Company and its stockholders. Specifically, the August 22 Letter provides: "[w]e are aware that in addition to the payables which were ultimately converted into equity through the Dellave transaction, the Company also negotiated discounted settlements with other vendors.  Contrary to the Dellave payables, which remained on the books of the Company at full value despite the known discount, discounts for non-Dellave payables were recorded in the books and records as gain on extinguishment. We are also aware that the Company was offered the opportunity to settle, at a discount and with equity trade payables with other vendors, which offers were declined by the Company."
Notwithstanding these statements of fact that RIVC includes in the August 22 Letter, we acknowledge the comment of the staff and RIVC will avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.
3.
We noticed the amendment to the disclosures under Item 4 of Schedule 13D has been appended to the above-captioned filing. Given that the excerpt which has been filed as definitive additional soliciting material appeared in a filing made by a group of investors who signed and filed a joint filing agreement, please advise us how members of such group not appearing on the Schedule 14A cover page have concluded that they have not produced soliciting material within the meaning of Rule 14a-1(l)(iii) in light of their shared responsibility for the amended Item 4 disclosures.

Response:	We acknowledge the staff's comment. The only members of the Schedule 13D group of reporting persons who may participate in any activity that may include the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy are identified as participants in the solicitation on the Schedule 14A cover page of the definitive proxy materials filed by RIVC. No other member of the Schedule 13D group of reporting persons has participated in any activity described in Rule 14a-1(l)(1) or will be participating in any activity described in Rule 14a-1(l)(1).
* * * * * * * * * * * *
We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:   Mr. Jeffrey T. Holtmeier (via e-mail)

EXHIBIT A

Department of Health & Human Services
DHHS
NEBRASKA

State of Nebraska
Pete Ricketts, Governor

Certification of Nebraska Licensure

Verification Date:	Mon Aug 1 20:35:15 2016
License Number:	1024
Profession:	Pharmacy
License Type:	Mail Service Pharmacy Permit

General License Information

Name on License	Hwareh.com, Inc dba Healthwarehouse.com
Owner/Manager	Jennifer Trenkamp, PIC
Address on License	7107 Industrial Road Florence, KY 41042
Telephone	(800) 748-7001
Profession Name	Pharmacy
License Type	Mail Service Pharmacy Permit
License Number	1024
Date of Issuance	03/24/2016
Date of Expiration	03/24/2017
License Status	Null and Void
Effective Date of Status	04/08/20[illegible]
Reason for License Status	Licensee Requested

Operations Information

Disciplinary/Non-Disciplinary Information

Additional information may be obtained from the Licensure Unit (402) 471-2115 if actions are listed.

Start	End	Disciplinary/Non-disciplinary Action
None on record at this time		

If you have any questions, please call (402) 471-2115, or email dhhs.licensureunit@nebraska.gov